ROPES & GRAY LLP PRUDENTIAL TOWER 800 BOYLSTON STREET BOSTON, MA 02199-3600 WWW.ROPESGRAY.COM

Lisa Mikhail Henry

T +1 617 951 7780

lisa.henry@ropesgray.com

May 21, 2020

VIA EDGAR

Mr. Ken Ellington

Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Re:	AMG Funds (Registration No. 811-09521), AMG Funds I (Registration No. 811-06520),

AMG Funds II (Registration No. 811-06431), AMG Funds III (Registration No. 811-03752),

AMG Funds IV (Registration No. 811-08004), AMG Pantheon Fund, LLC (Registration No. 811-22973) and AMG Pantheon Master Fund, LLC (Registration No. 811-22972)

Dear Mr. Ellington:

On May 1, 2020, AMG Funds, AMG Funds I, AMG Funds II, AMG Funds III and AMG Funds IV (each, a “Trust,” and collectively, the “Trusts”) and AMG Pantheon Fund, LLC (the “Feeder Fund”) and AMG Pantheon Master Fund, LLC (the “Master Fund,” and together with the Feeder Fund, each, a “Pantheon Fund,” collectively, the “Pantheon Funds,” and together with the series of the Trusts, each, a “Fund,” and collectively, the “Funds”) filed an initial letter (the “Initial Letter”) to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) regarding the annual reports to shareholders filed under the Investment Company Act of 1940, as amended (“1940 Act”), on Form N-CSR (each, an “Annual Report”) for the Funds listed in Appendix A in the Initial Letter. This letter provides the Trusts’/Pantheon Funds’ responses to follow-up comments that the Staff provided to the Funds on May 5, 2020. The Trusts/Pantheon Funds appreciate this opportunity to respond to the Staff’s comments. The Staff’s comments and the Trusts’/Pantheon Funds’ responses are set forth below.

1. Comment: Comment 5 of the Initial Letter requested that the Master Fund disclose the aggregate cost of each investment restricted to resale in a separate column in the Schedule of Investments instead of in a footnote to the Schedule of Investments. The Staff reissues this comment and notes that the Staff believes it would be more useful to shareholders if the disclosure was in a separate column.

Response: The Master Fund notes that it has discussed this comment with the Staff by telephone conversation on May 19, 2020. The Master Fund has concluded that it believes its presentation of the cost of each investment restricted to resale is in the best interests of the Master Fund and its members and is compliant with the requirements of footnote 8 to Article 12-12 of Reg. S-X. Therefore, the Master Fund respectfully declines to make the requested change.

2. Comment: Comment 16 of the Initial Letter noted that each of AMG GW&K Emerging Markets Equity Fund and AMG GW&K Emerging Wealth Equity Fund had greater than 25% of its net assets invested in China and that the Funds’ most recent prospectus update does not include disclosure of strategies and risks related to investing in China. The Staff acknowledges the Funds’ response to Comment 16 in the Initial Letter. Please additionally respond in writing why each Fund’s investment in China does not meet the definition of principal risk set forth in Item 9(c) of Form N-1A.

Response: On May 15, 2020, AMG Funds filed a prospectus supplement for AMG GW&K Emerging Markets Equity Fund and AMG GW&K Emerging Wealth Equity Fund adding risk disclosure related to investment in China.

Please direct any questions you may have with respect to this filing to me at 617-951-7780.

Very truly yours,

/s/ Lisa M. Henry

Lisa M. Henry

cc:	Mark Duggan, Esq.

Maureen A. Meredith, Esq.

Gregory C. Davis, Esq.

Adam M. Schlichtmann, Esq.